Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933

Subject Company: John Hancock Financial Services, Inc.
Registration No.: 333-110281

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. John Hancock’s stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Manulife or John Hancock with the SEC, will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife may also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

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     The following are copies of press releases posted on Manulife Financial Corporation’s website at www.manulife.com.

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FOR IMMEDIATE RELEASE

TSX/NYSE/PSE: MFC; SEHK: 0945

February 24, 2004

Manulife welcomes strong endorsement from John Hancock shareholders on proposed merger
Looks forward to completing regulatory approvals

TORONTO – Shareholders of John Hancock Financial Services, Inc. overwhelmingly endorsed the union with Manulife Financial Corporation today, marking a major milestone in the process leading to the merger of these two leading insurance companies.

At a special meeting held earlier today in Washington, D.C., approximately 69 per cent of total outstanding shares were present and voted with more than 95 per cent of the votes cast favouring the adoption of the merger agreement, according to the preliminary tally. A positive vote by a majority of shares outstanding was required for the merger to be approved and 66 per cent of all outstanding were voted in favour.

“Sometime in April, I expect we will be completing the largest cross-border transaction in Canadian history,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. Upon close, approximately 675,000 John Hancock common shareholders will receive 1.1853 Manulife common shares for each John Hancock common share.

Regulatory approvals remain

The remaining approvals required for the merger are regulatory and include, among others, the Office of the Superintendent of Financial Institutions and the Massachusetts Division of Insurance, the principal Canadian and United States insurance regulators for Manulife and John Hancock. “We look forward to completing our transaction and moving forward with our integration plans,” added Mr. D’Alessandro.

Benefit to shareholders, customers, distribution partners, employees

Combined, Manulife Financial, headquartered in Toronto and John Hancock of Boston with its Canadian subsidiary, Maritime Life of Halifax, will form the second largest life insurance company in North America, the fifth largest in the world, and the third largest publicly traded company in Canada, based on market capitalization as at February 20, 2004.

“We’re creating a global market leader with extensive operations spanning Canada, the U.S. and Asia. The complementary nature of the organizations will offer our customers multiple access points to a wide array of financial and protection products, our distribution partners cross selling possibilities, and our employees opportunities for career development in a global enterprise. Shareholders will benefit from greatly enhanced scale, a proven financial track record and a capital base that positions the Company for even greater growth and value,” said Mr. D’Alessandro.

“We are delighted to have received this tremendous level of support for the merger with Manulife from our shareholders,” said David D’Alessandro, John Hancock’s Chairman and Chief Executive Officer, “including hundreds of thousands of our individual policyholders who received shares in the demutualization process. We believe our investors clearly see this as a unique strategic opportunity to combine our two exceptionally strong companies into a single, global market leader.”

About John Hancock

John Hancock Financial Services, Inc. (NYSE: JHF) and its affiliated companies provide a broad array of insurance and investment products and services to retail and institutional customers. As of December 31, 2003, John Hancock and its subsidiaries had total assets under management of US$142.5 billion. John Hancock can be found on the Internet at www.jhancock.com.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were Cdn$156.7 billion as at December 31, 2003.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

For more information, please contact:

Media Inquiries:	Investor Relations:
Donna Lindell	Edwina Stoate
Tel: (416) 926-5226	Tel: 1-800-795-9767 or (416) 926-3490
donna_lindell@manulife.com	investor_relations@manulife.com

or

Peter Fuchs
Tel: (416) 926-6103
peter_fuchs@manulife.com

Forward-Looking Statements

This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.

Important Legal Information

In connection with the proposed merger of Manulife and John Hancock Financial Services, Inc., Manulife has filed a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock with the SEC. John Hancock’s stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents are available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife may also obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

FOR IMMEDIATE RELEASE	Contact:	For Media:
Leslie Uyeda
(617) 572-6387

For Investors:
Jean Peters
(617) 572-9282

John Hancock Shareholders Overwhelmingly Approve Merger with Manulife

•	95% Of Hancock Shares Cast Vote Yes

BOSTON, February 24, 2004 — John Hancock Financial Services, Inc. (NYSE:JHF) announced that its shareholders today overwhelmingly approved the adoption of the company’s merger agreement with Manulife Financial Corporation (TSX, NYSE: MFC), at a special meeting held in Washington, D.C. Based on the preliminary tally, 69% of the company’s total shares outstanding were voted at the meeting, and, of the votes cast, 95% were in favor of the adoption of the merger agreement. A favorable vote by a majority of shares outstanding was required for the merger to be approved and 66% of the outstanding shares were voted in favor of adoption of the merger agreement.

“We are delighted to have received this tremendous level of support for the merger with Manulife from our shareholders, including hundreds of thousands of our individual policyholders who received shares in the demutualization process,” said David F. D’Alessandro, John Hancock’s Chairman and Chief

Executive Officer. “We believe our investors clearly see this as a unique strategic opportunity to combine our two exceptionally strong companies into a single, global market leader whose scale and capital strength will continue to generate even greater shareholder value going forward.

“We also believe overwhelming support for the merger is a reflection of the substantial value that has been created for shareholders since our initial public offering of $17 per share four years ago,” Mr. D’Alessandro continued. “At $42.12 per share as of Friday’s close, more than $7.8 billion has been created in additional value for shareholders.

“Indeed, approximately 600,000 of the shareholders who have benefited from the 148% rise in Hancock’s stock since the company went public are policyholders who received John Hancock common stock in the demutualization at no cost to themselves and continue to hold those shares,” Mr. D’Alessandro said. “In aggregate, the value added to those policyholder/shareholders since the IPO is approximately $4.7 billion as of Friday’s close. We expect to continue to build on this record of value creation as we go forward in partnership with Manulife.”

According to John Hancock, more than 59% of its registered shareholders, nearly all of whom received their stock as a result of being policyholders at the time of demutualization, voted on the merger with Manulife.

Manulife President and CEO Dominic D’Alessandro also praised the results of the vote and said, “We’re creating a global market leader with extensive operations spanning Canada, the U.S. and Asia. The complementary nature of the organizations will offer our customers multiple access points to a wide array of financial and protection products, our distribution partners cross selling possibilities, and our employees opportunities for career development in a global enterprise. Shareholders will benefit from greatly enhanced scale, a proven financial track record and a capital base that positions the company for even greater growth and value.”

The transaction, which remains subject to approvals by regulatory authorities in the U.S. and Canada, is currently expected to close early in the second quarter of 2004. At the closing of the transaction, John Hancock common shareholders will receive 1.1853 Manulife common shares for each John Hancock common share. A final tally of the shareholder vote on the transaction will be included in the company’s first quarter 10-Q filing with the Securities and Exchange Commission.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were Cdn$156.7 billion as at December 31, 2003. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

About John Hancock

John Hancock Financial Services, Inc. (NYSE: JHF) and its affiliated companies provide a broad array of insurance and investment products and services to retail and institutional customers. As of December 31, 2003, John Hancock and its subsidiaries had total assets under management of US$142.5 billion. John Hancock can be found on the Internet at www.jhancock.com.

John Hancock Life Insurance Company, Boston, MA 02117
John Hancock Variable Life Insurance Company (*not licensed in New York )
Signator Investors, Inc., Member NASD, SIPC, Boston, MA 02117
John Hancock Funds, Inc., Member NASD